Exhibit 99.1

FOR IMMEDIATE RELEASE

Preclinical Progress Reported at American Association of Cancer Research Conference

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (April 4, 2006). ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today the presentation of three posters describing aspects of its pre-clinical research at the American Association of Cancer Research 97th Annual Meeting in Washington DC.

Posters describing preclinical research findings were presented on Ceflatonin®, Quinamed® and ChemGenex’s earlier-stage anti-cancer compound CXS299 by research teams from ChemGenex and leading academic institutions.

Highlights of the posters include;

1.

The discovery that Ceflatonin, which is currently in phase 2 clinical trials for use in various leukemia indications, can suppress the development of blood vessels, a process known as angiogenesis. The development of angiogenic inhibitors has been an important focus in the search for novel cancer therapeutics. The poster examines the efficacy of Ceflatonin when used alone or in combination with some topoisomerase inhibitors, and reports some significant anticancer responses that may be of value in controlling solid tumor growth. (Abstract 564).

2.

Observations that Quinamed, which is currently in Phase 2 clinical trials for use in various solid tumors, has synergistic effects when used with some anti-leukemic agents. Using a cell culture model of acute myeloid leukemia (AML), it was shown that Quinamed combined with mitoxantrone resulted in more than additive anticancer responses. This result suggests possible future combination therapies for a range of leukemias. (Abstract 2140).

3.

The discovery by a team at the M.D. Anderson Cancer Center in Houston, Texas that CXS299 causes cell death when used to treat breast and prostate cancer cell lines which are resistant to cisplatin, a widely used anti-cancer agent. CXS299 maintains the ability to activate the tumor suppressor protein p53 in resistant cells, an ability that existing therapeutics lack. This discovery confirms that CXS299 has significant potential as a therapeutic agent for patients who have inherent resistance, or who develop resistance to cisplatin. (Abstract 5420).

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in

Preclinical Progress Reported at American Association of Cancer Research Conference

clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2 clinical trials for leukemia and Quinamed® is in phase 2 clinical trials for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate,” ‘project,” “intend,” “expect,” “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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Email: chemgenex@chemgenex.com ABN 79 000 248 304